Exhibit 99.1

January 16, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing in order to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), has supplemented its communication, dated January 12, 2017, regarding the acceptance of the offer for the purchase of Compañía Financiera Argentina S.A. (“CFA”) and Cobranzas Y Servicios S.A. (“C & S”).

The transaction, once approved by the applicable regulatory authorities, will involve the sale of all of the shares of CFA and C & S, as Banco Galicia holds 540,835,625 ordinary shares, with a nominal value of $1 per share, representing 97% of the total issued shares of CFA and Grupo Financiero Galicia S.A. (“Grupo Galicia”) holds 16,726,875 ordinary shares, with a nominal value of $1 per share, representing the remaining 3%. Additionally, Banco Galicia holds 451,942 ordinary shares, with a nominal value of $1 per share, representing 95% of the C&S shareholders’ equity.

Since the transaction must be approved by the applicable regulatory authorities and since the timing for receipt of such approvals is currently unknown, the offering price for the transaction will be adjusted based on variables that cannot be determined as of today. Therefore, the final resulting price for the transaction cannot be currently determined. As such, Banco Galicia believes that the precise economic impact of the transaction can only be reported once the relevant approvals have been obtained and the adjustment of the offering price for the aforementioned variables has occurred.

Nevertheless, Banco Galicia has already reported that the economic result of the transaction will not have a significant impact on the Banco Galicia’s shareholders’ equity.

It is noteworthy that the operation is beneficial for Banco Galicia as it provides for the following:

- Improvement of the regulatory capital base of Banco Galicia, increasing the amount of ordinary capital Level 1 according to the BCRA’s regulatory framework.

- Reallocation of capital in order to provide credit support to segments that are considered priorities, such as the commercial and investment portfolio; in line with the overall growth of the Argentine economy.

- Balancing of the credit exposure of Banco Galicia as between companies and individuals in accordance with acceptable risk levels set forth by the Banco Galicia’s Board of Directors.

Banco Galicia’s Board of Directors have evaluated the above described benefits as well as the economic results of the transaction and they are expected to have a beneficial impact on the evolution of Banco Galicia’s business.

Once the price for the transaction has been determined in accordance with the accepted terms and conditions, we will report the applicable details to you in a timely manner.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.